September 4, 2014

Mara L. Ransom

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Via EDGAR and Hand Delivery

Re:	Dominion Midstream Partners, LP

Amendment No. 3 to the Registration Statement on Form S-1

Filed August 15, 2014

File No. 333-194864

Ladies and Gentlemen:

Set forth below are the responses of Dominion Midstream Partners, LP (the “Company”, “we,” “us” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2014, with respect to Amendment No. 3 to the Registration Statement on Form S-1, File No. 333-194864, filed with the Commission on August 15, 2014 (the “Registration Statement”).

Concurrently with the submission of this letter, we have filed through EDGAR Amendment No. 5 to the Registration Statement (“Amendment No. 5”). For your convenience, we have also hand delivered five copies of this letter, as well as five copies of Amendment No. 5 marked to show all changes made since the filing of Amendment No. 3 to the Registration Statement.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Registration Statement unless otherwise specified. Capitalized terms used but not defined herein shall have the meanings given to them in the Registration Statement.

Estimated Distributable Cash Flow for the Twelve Months Ending September 30, 2015, page 60

1.	Please tell us, and disclose if applicable, whether there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period of June 30, 2014 and beginning of the projected pro forma period of October 1, 2014 that would cause the omitted period to materially change the results of the projected or historical period if such omitted period was included.

RESPONSE: We acknowledge the Staff’s comment, and respectfully submit that the Company does not believe that there are any events that have occurred or are expected to occur during the period after the end of the historical pro forma period and the beginning of the projected pro forma period that would cause the omitted period to materially change the results

Securities and Exchange Commission

September 4, 2014

of the projected or historical period if such omitted period was included in the applicable historical or projected period. We will continue to monitor for such intervening events, and to the extent any such event occurs that materially changes the results of the projected or historical period, we will undertake to revise our disclosure accordingly in a future amendment to the Registration Statement.

Forecast Assumptions Related to Cove Point, page 64

Capital Expenditures, page 65

2.	Please revise your filing to correct the apparent typo in the first sentence of this section related to total capital expenditures for the “twelve months ended June 30, 2014.”

RESPONSE: We acknowledge the Staff’s comment and have revised the disclosure as requested. Please see page 65 of Amendment No. 5.

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Securities and Exchange Commission

September 4, 2014

For any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629 or David Oelman of Vinson & Elkins L.L.P. at (713) 758-3708.

Very truly yours,

DOMINION MIDSTREAM PARTNERS, LP

By:	Dominion Midstream GP, LLC, its general partner

By:	/s/ Mark O. Webb
Name:	Mark O. Webb
Title:	Vice President and General Counsel

Enclosures

cc:	David P. Oelman, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.

William J. Cooper III, Andrews Kurth, LLP

G. Michael O’Leary, Andrews Kurth, LLP